Exhibit (e)

Fintan Alternative Fixed Income Advisory Fund, LLC
Fintan Alternative Fixed Income Institutional Fund, LLC
Fintan Alternative Fixed Income Master Fund, LLC
 (each, a “Fund”)

Automatic Dividend Reinvestment Plan

Each Fund has adopted the following Automatic Dividend Reinvestment Plan:

Pursuant to the Fund’s Automatic Dividend Reinvestment Plan, unless an investor is ineligible or otherwise elects, all distributions or dividends (including capital gain dividends) will be automatically reinvested by the Fund in additional shares of limited liability company interest of the Fund (“Shares”).  Election not to participate in the Automatic Dividend Reinvestment Plan and to receive all dividends and capital gain distributions in cash may be made by indicating that choice on the Fund’s subscription documents or by contacting the Fund’s administrator at the address indicated on the Fund’s subscription documents.  After the Fund declares a dividend (including a capital gain dividend) or determines to make a capital gain distribution, participants will be issued additional Shares at such Shares’ then net asset value.  The automatic reinvestment of dividends and distributions will not relieve participants of any U.S. federal income tax that may be payable on such dividends or distributions.

Adopted:  May 26, 2015